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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



14040381

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 05 2014

Washington, DC
404

SEC FILE NUMBER

8-52461

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/13____ AND ENDING____12/31/13____

_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Liquidnet, Inc.*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

498 Seventh Avenue, 15th Floor

_____(No. and Street)_____

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Held   646-674-2098

_____(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP

_____(Name – *if individual, state last, first, middle name*)_____

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Kevin Held _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Liquidnet, Inc. _____ , as of _____ December 31 _____ , 20 13 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2013



Liquidnet, Inc.
Statement of Financial Condition
December 31, 2013

Liquidnet, Inc.
Index
December 31, 2013



Independent Auditor's Report

To the Stockholder and Board of Directors of
Liquidnet, Inc.

We have audited the accompanying statement of financial condition of Liquidnet, Inc. (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

March 3, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2013

(amounts in thousands except share amounts)

Assets

Cash and cash equivalents	$ 48,970
Cash segregated for commission management programs	25,022
Receivables from brokers, dealers and clearing organization	9,375
Due from customers	1,815
Deferred tax assets, net	4,919
Due from affiliates	289
Other assets	154
Total assets	$ 90,544

Liabilities and stockholder's equity

Liabilities

Commission management liabilities	$ 20,515
Accounts payable and other accrued liabilities	2,026
Accrued compensation	1,719
Income taxes payable to Parent	1,995
Due to Parent	2,556
Total liabilities	28,811

Commitments and contingencies

Stockholder's equity

Common stock, $0.01 par value, 3,000 shares authorized; 100 shares issued and outstanding	-
Additional paid-in capital	51,138
Retained earnings	10,595
Total stockholder's equity	61,733
Total liabilities and stockholder's equity	$ 90,544

The accompanying notes are an integral part of this financial statement.

Liquidnet, Inc.
Notes to Statement of Financial Condition
December 31, 2013

1. **Organization and Nature of Operations**

   Liquidnet, Inc. (the Company) was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the Parent) and has affiliates based in the United Kingdom, Canada, Japan, Hong Kong and Australia. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades. All trades are cleared through J.P. Morgan Clearing Corp.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

   Use of Estimates
   The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Critical accounting estimates include, but are not limited to, deferred tax assets and liabilities and the fair value of the Parent's equity based awards issued to the Company's employees. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers overnight deposits, money market accounts and all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with one financial institution. The carrying amounts reported in the statement of financial condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

   The Company regularly maintains funds in its operating accounts and segregated accounts that are held with financial institutions that exceed deposit insurance limits.

   Cash Segregated for Commission Management Programs
   The Company held approximately $25.0 million in segregated accounts at several financial institutions for the exclusive benefit of customers of the Commission Management Programs (see note 3).

   Income Taxes
   Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

   The Company files consolidated federal and combined state and local income tax returns with its Parent. An informal tax sharing agreement exists between the Company and the Parent. Income

tax expenses recorded by the Company are determined on a separate company basis and are periodically settled with the Parent.

Revenue Recognition

Commission revenues are recorded on a trade-date basis. Commission revenues are derived from customers executing trades in the Company's trading system. Commission revenues are recorded net of credits for commission sharing arrangements.

Equity Based Compensation

Equity based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense, net of forfeitures using the straight line attribution method over the requisite service period, which is generally the vesting period. The Parent uses the Black-Scholes option pricing model to determine the fair value of stock option awards. The Parent measures non-vested restricted stock awards using the fair market value of restricted shares of common stock on the date the award is granted.

Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2013, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through March 3, 2014, the date these financial statements were issued.

Recent Accounting Pronouncements

In December 2011, the FASB issued a new accounting standard update, which creates new disclosure requirements about the nature of an entity's rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosures are limited to financial instruments and derivatives subject to enforceable master netting arrangements or similar agreements and excludes loans unless they are netted in the statement of financial condition. The update requires entities to disclose, separately for financial assets and liabilities, including derivatives, the gross amounts of recognized financial assets and liabilities; the amounts offset under current GAAP; the net amounts presented in the balance sheet; the amounts subject to an enforceable master netting arrangement or similar agreement that were not included in the offset amount above, and the reconciling amount. The disclosure requirements are effective for annual and interim reporting periods beginning on or after January 1, 2013, with retrospective application required. Given the Company does not have financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, the

application of this standard did not have an impact on the Company's financial statements or disclosures.

3. Commission Management Programs

The Company allows customers to enter into CSA which provide for a portion of commissions paid to be used to pay for investment related research. Under such arrangements, customers may increase their commission payments and/or receive a credit based upon commissions paid to the Company. Most of these liabilities have cash segregated for their settlement.

Under the Commission Management Programs, customers direct third-party brokers to transfer a portion of their trading commissions and/or commission credits to the Company for future payment of research related expenses. A receivable from broker and corresponding commission management liability are recorded for these commission sharing credits on the Statement of Financial Condition. Cash received from third-party brokers is segregated until payments are made by the Company to investment research providers.

Commission management liabilities of $20.5 million have cash segregated for their settlement.

4. Receivables from Brokers, Dealers and Clearing Organization

Receivables from brokers, dealers and clearing organization consist of the following (in thousands):

Commissions receivable	$1,984
Deposits	1,572
Due from clearing organization	3,556
Receivable from brokers (see note 3)	5,819
Total	$9,375

In accordance with the clearing agreement, the clearing organization has the right to charge the Company for losses that result from a counterparty's failure to fulfill its settlement obligations. All amounts receivable from the clearing organization, including amounts on deposit, are available to satisfy the Company's obligations to its clearing organization. At December 31, 2013, the Company has recorded no liabilities with regard to the right.

Receivables from brokers, dealers and clearing organization are unsecured and are due in accordance with payment terms included in the contracts with the parties. Historically, all amounts due have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

5. Related Party Transactions

The Company has entered into agreements with its Parent to receive trading system services and administrative services. The Parent provides the Company the right to use its electronic institutional brokerage trading system, which is developed, maintained and serviced by the Parent, and charges a fee based upon the Company's sales or earnings. The Parent also provides administrative services to the Company and charges a fee based upon the cost of employee time

dedicated to the Company and for direct and indirect out of pocket costs incurred on behalf of the Company.

Amounts due to/from affiliates generally occur due to trading related services between the Company and its affiliates, as well as fees for services performed by the Company.

6. Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (Net Capital Rule) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company's net capital was $47.7 million, which was $46.7 million in excess of its minimum requirement of $1.0 million. The ratio of aggregate indebtedness to net capital at December 31, 2013 was 0.33 to 1.

Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations, notification requirements and other provisions of the Net Capital Rule.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under (k)(2) of that Rule.

7. Equity Based Compensation

All officers and employees of the Company are covered under the Parent's stock option plans (Option Plans) and restricted stock compensation plan (Restricted Stock Plan). Costs for the applicable officers and employees of the Company are allocated from the Parent. Options granted under the Option Plans generally vest over one to four years and have an exercise price equal to or greater than the estimated fair value of the underlying common stock of the Parent on the date of grant. Options expire 10 years after issuance. Restricted stock units (RSUs) issued under the Restricted Stock Plan generally vest three years after issuance with compensation expense recognized based upon the estimated fair value of the RSU of the Parent on the date of grant.

2012 Omnibus Plan

In 2012, the Parent created a new omnibus equity awards plan (2012 Plan), with the ability to grant RSUs, stock options and other equity based awards. The 2012 Plan was funded with the ability to issue 5.3 million shares of stock through the issuance of equity awards. The predecessor option and RSU plans can no longer issue new grants, but forfeitures in those plans may be reissued through the 2012 Plan. All new options and RSUs granted in 2013 were made from the 2012 Plan. As of December 31, 2013, approximately 2.1 million shares were available for issuance.

Restricted Stock Units

RSUs generally vest three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Once vested each RSU is exchangeable into one share of common stock. Shares become unrestricted six months after they become fully vested. RSUs are not entitled to dividends until vested.

Activity related to the Parent's RSUs is set forth below:

	RSUs Outstanding	Weighted Average Grant Date Fair Value
Nonvested as of January 1, 2013	1,935,736	$ 3.22
Granted	4,794,583	$ 1.63
Vested	(781,249)	$ 3.78
Forfeited	(479,518)	$ 2.04
Nonvested as of December 31, 2013	5,469,552	$ 1.85

Stock Options

Options granted become exercisable upon vesting, generally one to four years after the date of grant and are subject to continued employment or association with the Parent through the applicable vesting dates.

Activity related to the Parent's options is set forth below:

			Weighted Average			
	Options Outstanding		Exercise Price	Remaining Term (years)		Aggregate Intrinsic Value
						(in millions)
Outstanding at January 1, 2013	19,988,672	$	3.24	7.0		
Granted	1,886,500	$	1.71			
Exercised	(538,455)	$	0.86			
Forfeited	(1,799,683)	$	4.13			
Outstanding at December 31, 2013	19,537,034	$	3.07	6.7	$	0.70
Exercisable at December 31, 2013	9,355,504	$	3.58	5.3	$	0.42

The weighted average grant date fair value of options granted in 2013 was $0.84 per option. The fair value of each option award is measured at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	52.1%
Expected dividends	0.0%
Risk-free rate	1.2%
Expected term (years)	5.79

The expected volatility is based upon the volatility of comparable public companies. The expected term was determined using the "simplified method" described in the SEC Staff Accounting Bulletin Nos. 107 and 110.

8. **Income Taxes**

As of December 31, 2013, the Company has net deferred tax assets of $4.9 million, primarily related to tax benefits from equity based compensation. The Company believes it is more likely than not that the results of its future operations will generate sufficient taxable income to utilize its deferred tax assets.

9. **Fair Value Measurements**

The Company records its financial assets and liabilities at fair value, utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The following table summarizes the fair value of the Company's financial assets at December 31, 2013.

As of December 31, 2013:

	Level 1	Level 2	Level 3
Cash equivalents	$32,353	$ -	$ -

The following table summarizes the fair value of the Company's financial assets at Decembe

All other financial instruments are short term in nature and the carrying amount reported on the Statement of Financial Condition approximates fair value.

10. **Commitments and Contingencies**

On May 7, 2013 the Parent entered into a $150 million senior secured first-lien term loan. The credit facility is collateralized by first priority pledges of substantially all of the Parent's personal property assets, including the Parent's equity interest in the Company, of which the enforcement of the pledge is subject to regulatory approval.

In the ordinary course of business, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Due to the inherent unpredictability of these legal and regulatory matters, the Company cannot state with certainty the timing or ultimate resolution of these matters and the actual cost could be significantly higher or lower than the amounts reserved. The Company accrues for contingencies when the amount is estimable and probable.

After a routine SEC compliance examination, the Company received a subpoena from the SEC Enforcement Division on April 30, 2012, in connection with a non-public investigation. One of the

SEC staff's areas of focus is the Company's Equity Capital Markets (ECM) business and tools used to support its activities.

The Company responded by voluntarily disclosing the investigation and underlying circumstances regarding the ECM business to customers on June 21, 2012. The Company continues to fully cooperate with the SEC and respond to its requests. On the basis of the Company's current knowledge and understanding, the Company does not believe that judgments or settlements, if any, arising from this matter either individually or in the aggregate will have a material effect on the Company's financial statements .

